

<u>**Via U.S. Mail**</u>
Mr. Steve Hamilton
Chief Financial Officer
Reliant Home Warranty Corporation
350 Bay Street
Suite 250
Toronto, Ontario M5H 2S6

July 25, 2007

Re: **Reliant Home Warranty Corporation**
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 3, 2007
File No. 0-29827

Dear Mr. Hamilton:

We issued comments to you on the above captioned filing on April 23, 2007 and May 24, 2007. Your Item 4.02 Form 8-K filed on June 22, 2007 disclosed that you intended to amend your Form 10-QSB for the quarterly period ended March 31, 2007. As of the date of this letter, the amendment has not bee filed. We expect you to filed your amended filing by August 8, 2007 or contact us to advise us when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 8, 2007, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Michael Henderson, Staff Accountant, at 202-551-3364 if you have any question.

Sincerely,

Kyle Moffatt
Accountant Branch Chief